Meta Financial Group, Inc.
5501 South Broadband Lane
 Sioux Falls, South Dakota 57108

March 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Dietrich A. King

Re:	Meta Financial Group, Inc. Registration Statement on Form S-3 File No. 333-209075 Withdrawal of Request for Acceleration

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meta Financial Group, Inc. (the “Company”) submitted an acceleration request (the “Acceleration Request”) on March 8, 2016 for the acceleration of the effectiveness of the above referenced Registration Statement on Form S-3.  The Company hereby withdraws the Acceleration Request.

Please contact Lawrence D. Levin of Katten Muchin Rosenman LLP at (312) 902-5654 if you have any questions.

Very truly yours,

META FINANCIAL GROUP, INC.

By:	/s/ Glen W. Herrick
Glen W. Herrick
Executive Vice President and Chief Financial Officer

cc:	William H. Dorton, United States Securities and Exchange Commission (via email) Jeffrey M. Werthan, Katten Muchin Rosenman LLP Lawrence D. Levin, Katten Muchin Rosenman LLP